Exhibit 99.1

Regulated information

Galapagos receives transparency notification from Federated

Mechelen, Belgium; 29 July 2016, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Federated Equity Management Company of Pennsylvania.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 26 July 2016 from Federated Investors, Inc. and Federated Equity Management Company of Pennsylvania, who notified that funds[2] managed by Federated Equity Management hold 2,289,479 shares of the 46,109,508 currently outstanding Galapagos shares.  On 20 July 2016, a share sale resulted in a decrease below the 5% notification threshold of Galapagos' voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 2, Phase 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 460 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

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[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.

[2]     Federated Kaufmann Fund, Federated Kaufmann Fund II and Federated Kaufmann Small Cap Fund.